

Dan Wiesel

Founder and Chief Executive Officer

Delray Beach, Florida

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The New Pet Airways®

University of Southern California - Marshall Scho...

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I am in the process of raising the capital to re-launch The New Pet Airways Pet-Only Main Cabin Service. IF YOU WOULD LIKE TO INVEST OR LEARN MORE ABOUT INVESTING IN PET AIRWAYS, PLEASE CONTACT ME AT DAN@PETAIRWAYS.COM Pet Airways is dedicated to a pet-friendly, safe a...

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Experience

Founder and Chief Executive Officer
The New Pet Airways®
2016 – Present • 2 yrs

In the process of re-starting the Pet Airways Pet-Only Main Cabin Service

Chairman/CEO
The PAWS Pet Company, Inc. (OTCBB:PAWS)
2010 – 2014 • 4 yrs

The PAWS Pet Company, Inc. was the publicly traded parent company of Pet Airways.

CEO - Founder
Pet Airways
2005 – 2011 • 6 yrs

Pet Airways is a pet only airline where pets fly in the main cabin, NOT in cargo.

Principal
Interlink Recruiting and Consulting, Inc.
1995 – 2005 • 10 yrs

Co Founder of a boutique Hi Tech Recruiting and Consulting firm specializing in startups in Silicon Valley. Worked with founders of high profile companies including eBay, Palm Computing, Tivo, Verity, Mercury Interactive, e-vite and others.

COO/Founder
StitchIt, Corp.
1992 – 1995 • 3 yrs

Manufacturer of Women's Swimwear and Snowboarding wear. Produced swimwear for Guess? Robin Piccone, Body Glove. Snowboarding wear for Burning Snow and Sessions. Built organization to 50 person factory with an output of 5,000 units per week.

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Education

University of Southern California - Marshall School of Business
MBA, Entrepreneurship
1984